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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 Biosecure Corp.
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                                (Name of Issuer)

                          Common Stock, Par Value $.001
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                         (Title of Class of Securities)

                                   09069M 10 0
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                                 (CUSIP Number)


                           Global Trade Finance, Inc.
                        P.O. Box 410 North Marina Islands
                                Saipan, MP 96950
                                 (949) 833-2094

                                 With a copy to:
                                 Mr. Jon Lawver
                                  P.O. Box 113
                             Palos Verdes, CA 90274
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 18, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 09069M 10 0
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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only).

Global Trade Finance, Inc.
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)..........................................................................
   (b)..........................................................................
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3. SEC Use Only.................................................................

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4. Source of Funds (See Instructions)

OO
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e) . [ ].

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6. Citizenship or Place of Organization

Commonwealth of the Northern Marina Islands
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Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power:

36,279,148 shares
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8. Shared Voting Power:

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9. Sole Dispositive Power:

36,279,148 shares
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10. Shared Dispositive Power:

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11. Aggregate Amount Beneficially Owned by Each Reporting Person:

36,279,148 shares
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)

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13. Percent of Class Represented by Amount in Row (11):

60.7%
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14. Type of Reporting Person (See Instructions):

CO
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ITEM 1.                Security and Issuer
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         Common Stock, Par Value, $.001

         BioSecure Corp.
         1280 Bison B9-21
         Newport Beach, CA 92660

ITEM 2.                Identity and Background
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         (a) Name: Global Trade Finance, Inc.

         (b) Residence or business address:

              P.O. Box 410 North Marina Islands
              Saipan, MP 96950

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

            The principal business of the reporting person is making investments.

         (d,e)         Legal Proceedings

            In the last five years, Global Trade Finance has not been convicted in a criminal proceeding.

            In the last five years, Global Trade Finance has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities law or finding any violation with respect to such laws.

         (f) Citizenship:

            The reporting person is a corporation organized in the Northern Marina Islands.

ITEM 3.           Source and Amount of Funds or Other Consideration
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         Global Trade Finance acquired the shares as a result of a transaction in 2003 with NewBridge Capital, Inc., an affiliate of the Issuer, whereby Global Trade Finance acquired all of the assets and liabilities of NewBridge. These shares of BioSecure were part of the assets and were not transferred to Global Trade Finance until October 18, 2005.

ITEM 4.                Purpose of Transaction
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            See Item 3.

ITEM 5.                Interest in Securities of the Issuer
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            (a) Out of 59,818,158 shares of BioSecure outstanding at October 31,
            2005, Global Trade Finance owns 36,279,148 shares, or approximately 60.7% of the outstanding common stock of BioSecure.
            (b) Global Trade Finance has the sole power to vote and dispose of the shares described in paragraph (a).
            (c) Not applicable.
            (d) Not applicable.
            (e) Not applicable.

ITEM 6.                Contracts, Arrangements, Understandings or Relationships
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with Respect to Securities of the Issuer
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         None.

ITEM 7.                Material to Be Filed as Exhibits
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         None.


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                                    Signature
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2005
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Date


/s/ Jon Lawver
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Signature


Jon Lawver, Secretary
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Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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